

03011602

SECUR. .,MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ **01/01/2002** _____ AND ENDING _____ **12/31/2002** _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Colony Park Financial Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 Colony Park Drive

Suite 900

OFFICIAL USE ONLY
FIRM ID NO.

(No. and Street)

Cumming	**Georgia**	**30040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Brown   **(678) 947-0028**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP

(Name – if individual, state last, first, middle name)

235 Peachtree Street, NE

Suite 1800	**Atlanta**	**Georgia**	
(Address)	(City)	(State)	Code)

PROCESSED

MAR 2 4 2003

THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 0 6 2003 WASH. D.C. 165 SECTION

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).



OATH OR AFFIRMATION

I, _____*Michael S. Brown*_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Colony Park Financial Services, LLC**_____, as of

_____**December 31**_____, 20**02**___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
Title

Amanda D. Seabolt /2-28-03
Notary Public

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLONY PARK FINANCIAL SERVICES, LLC

Financial Statements

and Supplemental Schedule

December 31, 2002 and 2001

(with Independent Accountants' Report thereon)



Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Colony Park Financial Services, LLC:

We have audited the accompanying balance sheets of Colony Park Financial Services, LLC (the "Company") as of December 31, 2002 and 2001, and the related statements of earnings, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colony Park Financial Services, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 10, 2003

COLONY PARK FINANCIAL SERVICES, LLC

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 1,565	17,596
Marketable investment securities, at market value	7,987	7,790
Commissions receivable	23,272	-
Deposit with clearing broker/dealer	50,046	-
Advances to affiliate	-	3,078
Prepaid expense	1,700	-
Furniture and equipment, net of accumulated depreciation of $21,778 and $16,052	10,668	16,394
	$ 95,238	44,858
Liabilities and Members' Equity		
Commissions payable	$ 3,491	-
Accounts payable and accrued expenses	17,356	-
Total liabilities	20,847	-
Members' equity	74,391	44,858
	$ 95,238	44,858

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Earnings

For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Investment banking fees	$ 945,485	1,293,054
Commissions	46,043	-
Unrealized gains on marketable investment securities	197	592
Other	152	13
Total revenues	991,877	1,293,659
Expenses:		
Investment banking - affiliate	834,386	1,214,650
Commissions - affiliate	6,901	-
Professional fees	77,642	22,573
Compensation and benefits	33,774	-
Other operating	30,251	42,814
Total expenses	982,954	1,280,037
Net earnings	$ 8,923	13,622

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Members' Equity

For the Years Ended December 31, 2002 and 2001

Balance, December 31, 2000	$ 31,236
Net earnings	13,622
Balance, December 31, 2001	44,858
Member contributions	20,610
Net earnings	8,923
Balance, December 31, 2002	$ 74,391

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net earnings	$ 8,923	13,622
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	5,726	6,199
Unrealized gains on marketable investment securities	(197)	(592)
Change in commissions receivable	(23,272)	-
Change in prepaid expense	(1,700)	-
Change in deposit with clearing broker/dealer	(50,046)	-
Change in commissions payable	3,491	-
Change in accounts payable and accrued expenses	17,356	-
Cash provided by operating activities	(39,719)	19,229
Cash flows from investing activities consisting of changes in advances to affiliates	3,078	(3,078)
Cash flows from financing activities consisting of contributions from members	20,610	-
Net change in cash	(16,031)	16,151
Cash, beginning of period	17,596	1,445
Cash, end of period	$ 1,565	17,596

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Notes to Financial Statements

(1)   **Description of Business and Summary of Significant Accounting Policies**

Business
Colony Park Financial Services, LLC (the "Company") was incorporated under the laws of the State of Georgia on June 27, 1996 and capitalized on October 17, 1996. During 2001, the Company changed its name from LKB Financial, LLC to Colony Park Financial Services, LLC. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company operates principally as an investment banker; however, beginning in November 2002, the Company began a retail brokerage operation.

Relationship with Affiliate
The Company's operations are integrally dependent on the operations of Global Capital Advisors, Ltd. and Global Capital Advisors, LLC, affiliates by common ownership. Substantially all income of the Company results directly from these affiliates' activities, and a significant amount of the Company's revenue is paid to these affiliates as commissions. During the years ended December 31, 2002 and 2001, the Company paid commissions of $841,287 and $1,214,650, respectively, to these affiliates. The Company's results of operations and financial position would be significantly different without these affiliations.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Marketable Investment Securities
Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture and Equipment
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (four to seven years).

Revenue Recognition
Investment Banking
Investment banking fees and related expenses are recorded at closing of the securities offerings for which the Company is serving as investment banker. At times, the Company receives warrants as partial consideration for its investment banking services. The market value of these warrants, when reasonably determinable, is recorded as investment banking fees on the date received.

Retail Brokerage
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Income Taxes
The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their proportionate shares of the Company's earnings. The Company's net earnings or loss is allocated among the members in accordance with the Company's operating agreement.

(2) **Marketable Investment Securities**

Marketable investment securities at December 31, 2002 and 2001, consisted of a three-year U.S. Treasury strip maturing February 15, 2003.

At December 31, 2001, the Company also held warrants to acquire certain equity securities in privately held companies. The underlying equity securities are not readily marketable, and management has assigned no value to these warrants in the financial statements as of that date. Those warrants expired in April 2002.

(3) **Net Capital Requirements**

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $61,022, which was $56,022 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

(4) **Commitments**

In November 2002, the Company entered into an operating lease agreement for its office space, effective January 1, 2003. Future minimum rental payments under this lease agreement are as follows:

2003	$ 20,400
2004	21,012
2005	21,642
	$ 63,054

SUPPLEMENTAL SCHEDULE

COLONY PARK FINANCIAL SERVICES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2002

Computation of Net Capital:

Members' equity	$ 74,391
Less deductions:	
Nonallowable assets	12,368
Deduction related to haircut on securities	1,001
Net capital	61,022
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 56,022

Computation of Aggregate Indebtedness:

Aggregate indebtedness	$ 20,847
Ratio of aggregate indebtedness to net capital	.34 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2002):

Net capital as reported in Part II (unaudited) FOCUS report	$ 58,553
Audit adjustments, net	3,391
Correction to the haircut on securities	(922)
Net capital, per above	$ 61,022



Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Managers and Members
Colony Park Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Colony Park Financial Services, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Managers, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 10, 2003